Exhibit 99.16

FIELD TRIP HEALTH LTD. (FORMERLY NEWTON ENERGY CORPORATION)

UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2020

AND

PERIODS ENDED DECEMBER 31, 2019

(Expressed in Canadian Dollars, unless otherwise noted)

FIELD TRIP HEALTH LTD. (FORMERLY NEWTON ENERGY CORPORATION)

CONDENSED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(unaudited)

		As at December 31, 2020	As at March 31, 2020
(Expressed in Canadian Dollars)	Notes	$	$
ASSETS
CURRENT
Cash		9,828,870	9,590,758
Restricted cash	5	150,449	100,000
Accounts receivable	6	585,236	203,112
Other assets	7	813,429	133,916
TOTAL CURRENT ASSETS		11,377,984	10,027,786

NON-CURRENT
Property, plant and equipment	8	1,741,627	575,446
Intangible assets	9	294,531	124,980
Right-of-use assets	10	6,271,766	1,632,661
Other non-current assets	7	380,712	180,222
TOTAL NON-CURRENT ASSETS		8,688,636	2,513,309
TOTAL ASSETS		20,066,620	12,541,095

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	12	2,273,136	577,878
Deferred revenue		-	2,000
Current portion of lease obligations	11	900,361	462,871
TOTAL CURRENT LIABILITIES		3,173,497	1,042,749

NON-CURRENT
Loan payable	13	22,266	-
Lease obligations	11	5,519,065	1,078,334
TOTAL LIABILITIES		8,714,828	2,121,083

EQUITY
Share capital	4, 14	26,731,485	12,781,270
Share-based payments reserve	15	2,210,190	330,703
Accumulated other comprehensive gain (loss)		211,204	(49,521)
Retained deficit		(17,801,087)	(2,634,096)
Non-controlling interest	25	-	(8,344)
TOTAL EQUITY		11,351,792	10,420,012
TOTAL LIABILITIES AND EQUITY		20,066,620	12,541,095

Contingencies (Note 31) and Commitments (Note 27)

Subsequent events (Note 32)

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

Approved on behalf of the Board of Directors:

/s/ Joseph Del Moral	/s/ Helen Boudreau
Director	Director

Field Trip Health Ltd. (Formerly Newton Energy Corporation) • Condensed Interim Consolidated Financial Statements (unaudited)

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FIELD TRIP HEALTH LTD. (FORMERLY NEWTON ENERGY CORPORATION)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND

COMPREHENSIVE LOSS

(unaudited)

					Period from April 2,
					2019 (Date of
		3 months ended	3 months ended	9 months ended	Incorporation) to
		December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
(Expressed in Canadian Dollars)	Notes	$	$	$	$
REVENUE
Patient services		316,329	-	434,220	-
Other revenue		-	-	240	-
Total revenue		316,329	-	434,460	-
OPERATING EXPENSES
General and administration	17	2,989,160	683,604	6,525,224	1,247,935
Occupancy costs	18	288,452	149,380	464,112	222,852
Sales and marketing	19	534,848	96,391	955,155	139,973
Research and development	20	1,064,744	81,113	2,545,735	81,113
Depreciation and amortization	21	375,745	19,239	855,083	19,272
Patient services	22	668,911	-	958,000	-
Total operating expenses		5,921,860	1,029,727	12,303,309	1,711,145
OTHER INCOME (EXPENSES)
Finance expense	23	(84,688)	(3,547)	(178,045)	(3,547)
Other expense	24	(454,341)	(22,392)	(989,014)	(22,392)
Listing expense	4	(2,131,109)	-	(2,131,109)	-
Net loss before income taxes		(8,275,669)	(1,055,666)	(15,167,017)	(1,737,084)
Income taxes		-	-	-	-
Net loss		(8,275,669)	(1,055,666)	(15,167,017)	(1,737,084)
Exchange gain (loss) from translation of foreign subsidiaries		194,831	(79)	260,692	121
NET LOSS AND COMPREHENSIVE LOSS		(8,080,838)	(1,055,745)	(14,906,325)	(1,736,963)
TOTAL COMPREHENSIVE LOSS ATTRIBUTABLE TO:
Shareholders of Field Trip Health Ltd.		(8,080,838)	(1,055,741)	(14,906,325)	(1,736,959)
Non-controlling interest		-	(4)	-	(4)
		(8,080,838)	(1,055,745)	(14,906,325)	(1,736,963)
NET LOSS PER SHARE
Basic and diluted	16	(0.22)	(0.10)	(0.52)	(0.22)

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

Field Trip Health Ltd. (Formerly Newton Energy Corporation) • Condensed Interim Consolidated Financial Statements (unaudited)

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FIELD TRIP HEALTH LTD. (FORMERLY NEWTON ENERGY CORPORATION)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(unaudited)

		Share Capital		Share-based Payment Reserve	Accumulated Other Comprehensive Income (Loss)	Retained Deficit	Non-controlling Interest	Shareholders’ Equity
	Notes	# Shares	$	$	$	$	$	$
Balance, April 1, 2020		20,941,923	12,781,270	330,703	(50,041)	(2,641,920)	8,344	10,428,356
Share issuance	4, 14	7,065,063	12,762,929	-	-	-		12,762,929
Share issuance cost		-	(1,098,344)	-	-	-	-	(1,098,344)
Share-based payments	15	-	-	2,308,555	-	-	-	2,308,555
Stock options exercised	15	9,184,101	695,418	(504,050)	-	-	-	191,368
Reverse takeover transaction (“RTO”)	4	795,106	1,590,212	74,982	-	-	-	1,665,194
Exchange gain from translation of foreign subsidiaries		-	-	-	260,692	-	59	260,751
Purchase of non-controlling interest	25	-	-	-	553	9,784	(10,337)	-
Net loss		-	-	-	-	(15,168,951)	1,934	(15,167,017)
Balance, December 31, 2020		37,986,193	26,731,485	2,210,190	211,204	(17,801,087)	-	11,351,792

Balance, April 2, 2019		-	-	-	-	-	-	-
Share issuance - Class A	14	11,510,900	1,545,027	-	-	-		1,545,027
Deposit for shares	14	-	2,100,956	-	-	-	-	2,100,956
Share-based payments	15	-	-	219,873	-	-	-	219,873
Exchange gain from translation of foreign subsidiaries		-	-	-	121	-	-	121
Shareholder distributions from issuance of below-market loans		-	-	-	-	(13,596)	-	(13,596)
Net loss		-	-	-	-	(1,737,080)	(4)	(1,737,084)
Balance, December 31, 2019		11,510,900	3,645,983	219,873	121	(1,750,676)	(4)	2,115,297

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

Field Trip Health Ltd. (Formerly Newton Energy Corporation) • Condensed Interim Consolidated Financial Statements (unaudited)

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FIELD TRIP HEALTH LTD. (FORMERLY NEWTON ENERGY CORPORATION)

Notes to the Condensed Interim Consolidated Financial Statements

For the three & nine months ended December 31, 2020 and periods ended December 31, 2019

FIELD TRIP HEALTH LTD. (FORMERLY NEWTON ENERGY CORPORATION)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

		9 months ended December 31, 2020	Period from April 2, 2019 (Date of Incorporation) to December 31, 2019
(Canadian dollars in thousands)	Notes	$	$
OPERATING ACTIVITIES
Net loss		(15,167,017)	(1,737,084)
Items not involving current cash flows:
Depreciation and amortization		855,083	19,272
Share-based payments	15	2,308,555	219,873
Fair value gain on government assistance		(7,733)	-
Interest expense on lease commitments	23	189,420	3,557
Interest income on shareholders’ loan	23	(1,886)	-
Interest income on refundable lease deposits	23	(3,386)	-
Reverse take over costs	4	2,131,109	-
Net change in non-cash working capital	26	631,621	56,902
CASH USED IN OPERATING ACTIVITIES		(9,064,234)	(1,437,480)
INVESTING ACTIVITIES
Acquisition of property, plant and equipment	8	(1,359,272)	(10,535)
Acquisition of intangible assets	9	(200,075)	-
Refundable security deposit paid for right-of-use assets		(41,283)	(123,465)
CASH USED IN INVESTING ACTIVITIES		(1,600,630)	(134,000)
FINANCING ACTIVITIES
Proceeds on issuance of common shares	14	12,681,247	3,585,983
Proceeds from exercise of stock options	14	191,368	-
Share issuance cost paid	4, 14	(1,098,345)	-
Repayment of lease obligation	11	(691,123)	(10,289)
Loans received	13	40,000	-
CASH PROVIDED BY FINANCING ACTIVITIES		11,123,147	3,575,694
Net change in cash during the period		458,283	2,004,214
Effect of exchange rate on changes in cash		(169,722)	120
Cash, beginning of the period		9,690,758	-
CASH, END OF PERIOD		9,979,319	2,004,334
			68,616
Cash		9,828,870	11,033,448
Restricted cash		150,449	35,000
CASH, END OF PERIOD		9,979,319	11,068,448

Represented by:

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

Field Trip Health Ltd. (Formerly Newton Energy Corporation) • Condensed Interim Consolidated Financial Statements (unaudited)

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FIELD TRIP HEALTH LTD. (FORMERLY NEWTON ENERGY CORPORATION)

Notes to the Condensed Interim Consolidated Financial Statements

For the three & nine months ended December 31, 2020 and periods ended December 31, 2019

1. NATURE OF OPERATIONS

Field Trip Health Ltd. (formerly Newton Energy Corporation) (the “Group”, the “Company” or “Field Trip”) was formed on September 30, 2008, pursuant to an amalgamation under the Business Corporations Act (Alberta). Prior to October 1, 2020, the Company’s operations were conducted through Field Trip Psychedelics Inc. (“FTP”). FTP was incorporated under the laws of the province of Ontario, Canada as Field Trip Ventures Inc. on April 2, 2019. On October 10, 2019, the Company amended its name to Field Trip Psychedelics Inc.

On October 1, 2020, FTP completed a reverse takeover transaction (the “Transaction”) with Newton Energy Corporation (“Newton”) and Newton’s wholly-owned subsidiary Newton Energy Subco Limited (“Newton Subco”). The Transaction constituted a Reverse Takeover under applicable securities law and was structured as a three-cornered amalgamation, which resulted in FTP becoming a wholly-owned subsidiary of Newton by amalgamating with Newton Subco, and the security holders of FTP becoming security holders of Newton. As a result, the consolidated statements of financial position are presented as a continuance of FTP and the comparative figures presented are those of FTP (see Note 3 – Reverse Takeover for details). Immediately prior to the closing of the Transaction, Newton filed an Article of Amendment to change its name from Newton Energy Corporation to “Field Trip Health Ltd.”

Field Trip is an international organization focused on blending operational execution with strategic investment across all aspects of the psychedelics value chain. Through its wholly owned subsidiary Field Trip Natural Products Ltd. and Field Trip Psychedelics research division, “Field Trip Discovery” performs research on botanical psychedelics and psychedelic-based molecules for future therapeutic application of select mental health indications. Through its wholly owned subsidiaries Field Trip Health Canada Inc. (formerly Field Trip Health Inc.), Field Trip Health USA Inc. (formerly Field Trip Ventures USA Inc.) and Field Trip Health B.V., “Field Trip Health” is building a network of world class clinics focused on psychedelics-assisted therapies. Field Trip Digital LLC, a wholly owned subsidiary of Field Trip Health USA Inc., is focused on developing digital teletherapy tools. “Trip App” is a mobile software application which provides users with a framework and tools for self-directed consciousness-expanding activities and features mood tracking, personalized music, trip record keeping, guided journaling, voice recording, and mindfulness content. “Portal” is a digital health platform which supports clients participating in psychedelic therapies at Field Trip Health centers.

Field Trip Health Ltd. (Formerly Newton Energy Corporation) • Condensed Interim Consolidated Financial Statements (unaudited)

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FIELD TRIP HEALTH LTD. (FORMERLY NEWTON ENERGY CORPORATION)

Notes to the Condensed Interim Consolidated Financial Statements

For the three & nine months ended December 31, 2020 and periods ended December 31, 2019

2. BASIS OF PREPARATION

Going Concern Assumption

The condensed interim consolidated financial statements were prepared on a going concern basis which assumes that the Group will be able to realize its assets and discharge liabilities in the normal course of business. At December 31, 2020, the Group had not yet achieved profitable operations, has a retained deficit of $17,801,087 since its inception, and expects to incur further losses in the development of its business, all of which creates a material uncertainty that may cast significant doubt about the Group’s ability to continue as a going concern. The Group’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations, the successful development of new products and their marketing and the conduct of its clinical studies and their results, as well as its ability to obtain the necessary financing to conduct its planned business, meet its on-going levels of corporate overhead and discharge its liabilities as they come due.

In addition, the outbreak of the novel strain of coronavirus, commonly referred to as “COVID-19", has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its operating subsidiaries in future periods. However, depending on the length and severity of the pandemic, COVID-19 could impact our operations, could cause delays relating to approval from U.S. Food and Drug Administration (“FDA”) and equivalent organizations in other countries, could postpone research activities, and could impair our ability to raise funds depending on COVID-19’s effect on capital markets.

Accordingly, these financial statements do not give effect to adjustments, if any that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than the normal course of business and at amounts which may differ from those shown in these financial statements.

Statement of Compliance

The condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS) and with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) and interpreted by the IFRS Interpretations Committee (“IFRIC”). These condensed interim consolidated financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the most recent audited annual consolidated financial statements of the Company, including the notes thereto, for the year ended March 31, 2020.

These consolidated financial statements were approved for issue by the Board of Directors on February 16, 2021.

Basis of Presentation

These consolidated financial statements have been prepared on a going concern basis, under the historical cost convention, except for certain financial instruments that are measured at fair value, as detailed in the Group’s accounting policies in the most recent audited annual consolidated financial statements for the year ended March 31, 2020.

Functional Currency

The Group’s functional currency is the Canadian dollar. Transactions undertaken in foreign currencies are translated into Canadian dollars at daily exchange rates prevailing when the transactions occur. Monetary assets and liabilities denominated in foreign currencies are translated at period-end exchange rates and non-monetary items are translated at historical exchange rates. Realized and unrealized exchange gains and losses are recognized in the consolidated statements of loss and comprehensive loss.

Field Trip Health Ltd. (Formerly Newton Energy Corporation) • Condensed Interim Consolidated Financial Statements (unaudited)

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FIELD TRIP HEALTH LTD. (FORMERLY NEWTON ENERGY CORPORATION)

Notes to the Condensed Interim Consolidated Financial Statements

For the three & nine months ended December 31, 2020 and periods ended December 31, 2019

The assets and liabilities of foreign operations are translated into Canadian dollars using the period-end exchange rates. Income, expenses, and cash flows of foreign operations are translated into Canadian dollars using average exchange rates. Exchange differences resulting from the translation of foreign operations into Canadian dollars are recognized in other comprehensive (loss) income and accumulated in equity.

Basis of Consolidation

These condensed interim consolidated financial statements include the accounts of the Group, its subsidiaries and ketamine clinics in the United States that are owned solely by state-licensed physicians and organized as physician practices or professional medical corporations (“PCs”).

Subsidiaries

Subsidiary	Jurisdiction	Functional Currency	% Ownership
Field Trip Psychedelics Inc.	Ontario, Canada	Canadian Dollars	100%
Field Trip Health Canada Inc.	Ontario, Canada	Canadian Dollars	100%
Field Trip Health USA Inc.	Delaware, USA	United States Dollars	100%
Field Trip Health B.V.	Netherlands	Euros	100%
Field Trip Digital LLC(i)	Delaware, USA	United States Dollars	100%
Field Trip Natural Products Limited (ii)	Kingston, Jamaica	United States Dollars	100%

(i)	Field Trip Digital LLC is a wholly owned subsidiary of Field Trip Health USA Inc.

(ii)	On June 3, 2020, Field Trip Psychedelics Inc., Darwin Inc., a third party, and Field Trip Natural Products Limited entered into a Share Purchase Agreement whereby Field Trip Psychedelics Inc. purchased 120 shares of Field Trip Natural Products Limited from Darwin Inc. for a nominal amount of $120 USD. As a result of the share transfer, the Group owns 100% of the authorized capital of Field Trip Natural Products Limited. The Company as part of this arrangement entered into a share-based compensation agreement with Darwin Inc. as detailed in Note 15 Share-based Payments.

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly and indirectly, to govern the financial and operating policies of an entity and be exposed to the variable returns from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date the control ceases. All significant intercompany balances and transactions have been eliminated upon consolidation.

Professional Medical Corporations (PCs)

Field Trip’s agreements with the PCs generally consist of Management Services Agreements (“MSAs”), which provide for various administrative and management services to be provided by the Company to the PC, and Succession Agreements, which provide for transition of ownership of the PCs under certain conditions.

The MSAs typically provide that the term of the arrangements is twenty years with automatic renewal for successive five-year terms, subject to termination by Field Trip or the PC in certain specified circumstances. The Company has the right to receive income as an ongoing administrative fee in an amount that represents fair value of services rendered and has provided all financial support through loans to the PCs. Field Trip is the sole and exclusive provider of all non-medical business management, information management, marketing, support and personnel, equipment and supplies as are reasonably necessary for the day-to-day administration, operation and non-medical management of the PCs. The Company directs and trains PC staff in the use of its proprietary psychotherapy protocols and establishes the guidelines for the employment and compensation of the physicians and other employees of the PCs. The PC’s are branded as Field Trip clinics using its marketing collaterals and logo. In addition, Field Trip holds a security interest in all PC revenue and proceeds as collateral.

Under the terms of the Succession Agreement, Field Trip has the right to designate a successor shareholder in the event of a succession event. The outstanding voting equity instruments of the PCs are owned by successor shareholders appointed by Field Trip or other shareholders who are also subject to the terms of the Succession Agreements.

Based upon the provisions of these agreements, Field Trip determined that the PCs are controlled by the Company. The contractual arrangement to provide management services allows Field Trip to direct the economic activities that most significantly affect the PC. Accordingly, the Company is the primary beneficiary of the PCs and consolidates the PCs in accordance with IFRS 10 Consolidated Financial Statements. Furthermore, as a direct result of nominal initial equity contributions by the physicians, the financial support Field Trip provides to the PCs (e.g., loans) and the provisions of the successor shareholder succession arrangements described above, the interests held by noncontrolling interest holders lack economic substance and do not provide them with the ability to participate in the residual profits or losses generated by the PCs. Therefore, all income and expenses recognized by the PCs are allocated to Field Trip shareholders. The aggregate carrying value of the current assets and liabilities included in the condensed consolidated balance sheets for the PCs after elimination of intercompany transactions and balances were $90,611 and $79,388, respectively, as of December 31, 2020 and $nil and $nil, respectively, as of March 31, 2020. The PCs did not have noncurrent assets or liabilities.

Field Trip Health Ltd. (Formerly Newton Energy Corporation) • Condensed Interim Consolidated Financial Statements (unaudited)

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FIELD TRIP HEALTH LTD. (FORMERLY NEWTON ENERGY CORPORATION)

Notes to the Condensed Interim Consolidated Financial Statements

For the three & nine months ended December 31, 2020 and periods ended December 31, 2019

3. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies and use of estimates and judgments described in the Company’s annual consolidated financial statements have been applied consistently to all periods presented in these condensed interim consolidated statements unless otherwise indicated. The accounting policies have been applied consistently by all subsidiaries.

Accounts Receivable

Accounts receivable are non-interest bearing, unsecured obligations due from patients and third-party payors. The Group makes an implicit allowance for potentially uncollectible amounts to arrive at net receivables through its revenue recognition policy. In accordance with IFRS 9 Financial Instruments (“IFRS 9"), the Group evaluates the credit risk on accounts receivable and measures a loss allowance at an amount equal to the expected credit losses for the subsequent 12-month period. Estimates of expected credit losses take into account the Group’s collection history, deterioration of collection rates during the average credit period, as well as observable changes in and forecasts of future economic conditions that affect default risk. Where applicable, the carrying amount of a trade receivable is reduced for any expected credit losses through the use of an allowance for doubtful accounts (“AFDA”) provision. Changes in the AFDA provision are recognized in the statement of loss and comprehensive loss. When the Group determines that no recovery of the amount owing is possible, the amount is deemed irrecoverable and the financial asset is written off.

The methodology to arrive at net receivables is reviewed by management periodically. The balance of accounts receivable represents management’s estimate of the net realizable value of receivables after discounts and contractual adjustments. The Group performs an estimation and review process periodically to identify instances on a timely basis where such estimates need to be revised to accurately assess the amount of expected revenues.

Property, Plant and Equipment

Property, plant and equipment (“PP&E”) is recorded at cost, net of accumulated depreciation and/or accumulated impairment losses.

The Group allocates the amount initially recognized in respect of an item of PP&E to its significant components and amortizes each such part separately. Residual values, method of depreciation and useful lives of the assets are reviewed annually or more frequently if required, and any changes in these estimates are adjusted prospectively.

The following estimates were effective for the period ended December 31, 2020:

Leasehold improvements	Shorter of asset life and term of lease	Straight-line
Furniture and fixtures	5 years	Straight-line
Medical and laboratory equipment	5 years	Straight-line
Computer equipment and software	3 years	Straight-line
Construction in progress	No term	Not amortized

Construction in progress is transferred to property, plant and equipment when the assets are available for use and amortization of the assets commences at that point.

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FIELD TRIP HEALTH LTD. (FORMERLY NEWTON ENERGY CORPORATION)

Notes to the Condensed Interim Consolidated Financial Statements

For the three & nine months ended December 31, 2020 and periods ended December 31, 2019

Revenue Recognition

The Group generates revenue from the provision of psychotherapy services performed at its clinic locations. The Group uses the following five-step contract-based analysis of transactions to determine if, when and how much revenue can be recognized:

1.  Identify the contract with a customer;

2.  Identify the performance obligation(s) in the contract;

3.  Determine the transaction price;

4.  Allocate the transaction price to the performance obligation(s) in the contract; and

5.  Recognize revenue when or as the Group satisfies the performance obligation(s).

The Group earns revenue from patients by offering various Ketamine Assisted Psychotherapy (KAP) programs at each Field Trip clinic. The number of sessions in each KAP program vary, however the structure and pricing remain consistent at each location. The current standard ketamine-assisted psychotherapy protocol offered at each Field Trip clinic typically consists of seventeen sessions which are completed over a three-to-four-week timeframe.

The Patient Services Agreement (PSA) between the clinic and patient outlines the clinic’s protocol, pricing, payment terms, cancellation fees and refund policy. Each session in the PSA has an assigned standalone value based on a standard hourly rate. Patients can cancel their treatment at any time and receive a full refund on sessions not yet completed, if sessions are paid in advance. Based on these terms, each session is an individual performance obligation and patient service revenues are recognized over a period of time as performance of obligations are completed.

Payment of the transaction price for patient counselling is typically due prior to the services being rendered and therefore, the transaction price is recognized as a contract liability, or deferred revenue, when payment is received. Contract liabilities are subsequently recognized as revenue when the Group fulfills its performance obligations.

Patient service revenues are measured at the net patient service revenues received or receivable, which includes contractual allowances and discounts. In circumstances where the net patient service revenues have not yet been received, the amount of revenue recognized is estimated based on an expected value approach where management considers such variables as the average of previous net service revenues received by the applicable payor and fees received by other patients for similar services and management’s best estimate leveraging industry knowledge and expectations of third-party payors’ fee schedules. Third-party payors include federal and state agencies (under the Medicare programs), managed care health plans and commercial insurance companies.

Use of Estimates and Judgments

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of these Consolidated Financial Statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates and such differences could be material.

Key areas of judgment and estimation or use of managerial assumptions are as follows:

Share-based payments

The fair value of share-based compensation expense is estimated using the Black-Scholes option pricing model and rely on a number of estimates, such as the expected life of the option, the volatility of the underlying share price, the risk-free rate of return, and the estimated rate of forfeiture of options granted. The Group measures equity settled share-based payments based on their fair value at the grant date and recognizes compensation expense over the vesting period based on the Group’s estimate of equity instruments that will eventually vest. Expected forfeitures are estimated at the date of grant and subsequently adjusted if further non-market-based information indicates actual forfeitures may vary from the original estimate. Any revisions are recognized in the consolidated statements of loss and comprehensive loss such that the cumulative expense reflects the revised estimate.

Field Trip Health Ltd. (Formerly Newton Energy Corporation) • Condensed Interim Consolidated Financial Statements (unaudited)

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FIELD TRIP HEALTH LTD. (FORMERLY NEWTON ENERGY CORPORATION)

Notes to the Condensed Interim Consolidated Financial Statements

For the three & nine months ended December 31, 2020 and periods ended December 31, 2019

Estimated useful lives and impairment considerations of property, plant and equipment and intangible assets

Depreciation of property, plant and equipment and amortization of intangible assets are dependent upon estimates of useful lives, which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets. The impairment is amount by which the carrying amount of the asset or Cash Generating Unit (CGU) exceeds its recoverable amount. The recoverable amount is the higher of the fair value less costs of disposal and its value in use. Management exercises judgement in the determination of the Company’s CGUs.

Deferred taxes

Significant estimates are required in determining the Company’s income tax provision. Some estimates are based on interpretations of existing tax laws or regulations. Various internal and external factors may have favourable or unfavourable effects on the Company’s future effective tax rate. These include, but are not limited to, changes in tax laws, regulations and/or rates, changing interpretations of existing tax laws or regulations, and results of tax audits by tax authorities.

Impact of Coronavirus

While the precise impact of the recent novel coronavirus (“COVID-19") outbreak remains unknown, it has introduced uncertainty and volatility in Canadian and global economies. The Group is monitoring developments and preparing for any impacts related to COVID-19. The Group has a comprehensive business continuity plan that ensures its readiness to appropriately address and mitigate regulatory and business risks as they arise including, but not limited to, mandatory closures, impacts on patients, practitioners and employees and research and development disruptions relating to FT-104 and psilocybin research.

4. REVERSE TAKEOVER

On October 1, 2020, FTP completed its previously announced going public transaction (the “Transaction”) pursuant to the terms of an agreement entered into on August 21, 2020 between FTP, Newton and Newton Subco. On September 30, 2020, immediately prior to the closing of the Transaction, Newton filed articles of amendment to: (i) consolidate its outstanding common shares on an eight (8) old for one (1) new basis; and (ii) change its name from Newton Energy Corporation to “Field Trip Health Ltd.”.

The Transaction constituted a Reverse Takeover by way of a three-cornered amalgamation under applicable securities law, with FTP as the reverse takeover acquirer and Newton as the reverse takeover acquiree. Pursuant to the terms of the agreement, Newton acquired all the issued and outstanding common shares of FTP. Holders of FTP common shares received one post-consolidation common share of Newton in exchange for each FTP share held. Newton became the direct parent and sole shareholder of FTP, changed its year end from December 31 to March 31 and continued under the Canada Business Corporations Act (“CBCA”) by Certificate and Articles of Continuance.

In connection with the completion of the Transaction, Newton common shares listed on the NEX board of the TSXV were delisted on September 30, 2020. Field Trip Health Ltd. shares commenced trading on the Canadian Stock Exchange (“CSE”) on October 6, 2020, under the stock symbol FTRP.

The Transaction does not constitute a business combination as Newton does not meet the definition of a business under IFRS 3 – Business Combinations. Immediately after the Transaction, shareholders of FTP owned 100% of the voting rights of Newton. As a result, the Transaction has been accounted for as a capital transaction with FTP being identified as the accounting acquirer and the equity consideration being measured at fair value, using the acquisition method of accounting. The Transaction has been accounted for in the consolidated financial statements as a continuation of the financial statements of FTP.

Field Trip Health Ltd. (Formerly Newton Energy Corporation) • Condensed Interim Consolidated Financial Statements (unaudited)

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FIELD TRIP HEALTH LTD. (FORMERLY NEWTON ENERGY CORPORATION)

Notes to the Condensed Interim Consolidated Financial Statements

For the three & nine months ended December 31, 2020 and periods ended December 31, 2019

Purchase price consideration

FTP is deemed to have acquired the former Newton as part of the Transaction. The Transaction was accounted for using the acquisition method of accounting whereby the assets acquired, and liabilities assumed were recorded at their estimated fair value at the acquisition date. The acquisition did not meet the criteria for a business combination and is therefore treated a recapitalization under the scope of IFRS 2 – Share Based Payments. The consideration consisted entirely of shares of Field Trip Health Ltd. which were measured at the estimated fair value on the date of acquisition. The fair value of the Common Shares issued to the former Newton shareholders was determined to be $1,590,212 based on the fair value of the shares issued (795,106 shares at $2.00 per share). The fair value of the Newton Options was determined to be $74,212 using a Black Scholes model based on the following assumptions: Stock price volatility - 70%; Risk-free interest rate – 0.29 - 0.33%; Stock price at October 1, 2020 - $2.00 and an expected life of 2.52 – 3.86 years. In connection with the acquisition of Newton, the Company incurred acquisition costs of $573,435.

Consideration: Newton Commons Shares	1,590,212
Consideration: Newton Options	74,982
Total consideration	1,665,194
Transaction costs paid	573,435
2,238,629
Identifiable assets acquired	107,520
Listing Expense	2,131,109

5. RESTRICTED CASH

	As at December 31, 2020	As at March 31, 2020
	$	$
Funds held as collateral	100,176	100,000
Funds held at PCs	50,273	-
	150,449	100,000

As at December 31, 2020, the Group had $100,176 of restricted cash held as collateral against Field Trip Psychedelics Inc. credit card limit. The funds are invested in two cashable GIC accounts. $35,176 matures on November 4, 2021, and $65,000 matures on January 20, 2021 respectively. The Group also had $50,273 of restricted cash held at the PCs which, under the terms of the MSA, must be used to pay PC personnel and expenses before satisfying prior and current management fees.

As at March 31, 2020 the Group had $100,000 of restricted cash.

6. ACCOUNTS RECEIVABLE

	As at December 31, 2020	As at March 31, 2020
	$	$
Trade receivables	27,376	11,940
Sales tax receivable	557,860	191,172
	585,236	203,112

Trade receivables relates to amounts receivable from patients for treatments completed at the clinics.

During the 3 and 9 months ended December 31, 2020 and periods ended March 31, 2020, no expected credit loss allowance was recorded for accounts receivable & no receivables were written off.

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FIELD TRIP HEALTH LTD. (FORMERLY NEWTON ENERGY CORPORATION)

Notes to the Condensed Interim Consolidated Financial Statements

For the three & nine months ended December 31, 2020 and periods ended December 31, 2019

7. OTHER ASSETS

	As at December 31, 2020	As at March 31, 2020
	$	$
Prepaid expenses	813,429	133,915
Lease security deposits	203,017	95,451
Prepaid additional (non-lease) rent	127,819	36,781
Shareholder loans receivable (Note 29)	49,876	47,991
	1,194,141	314,138
Less amounts due within one year	(813,429)	(133,916)
Non-current balance	380,712	180,222

$227,678 of prepaid expenses relate to transactions costs incurred for the January 2021 Bought Deal Offering (see Note 32 Subsequent Events), and the remaining balance of $585,751 relates to prepaid operating expenses.

8. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

	Leasehold Improvements	Furniture & Fixtures	Computer Equipment & Software	Medical & Laboratory Equipment	Construction in Progress	Total
Cost	$	$	$	$	$	$
Balance, April 1, 2020	342,590	56,187	78,770	5,533	106,402	589,482
Additions	379,929	176,744	126,443	242,517	433,639	1,359,272
Assets in use	493,340	-	-	-	(493,340)	-
Foreign currency translation adjustment	(7,741)	(6,594)	10,935	(1,542)	(21,167)	(26,109)
Balance, December 31, 2020	1,208,118	226,337	216,148	246,508	25,534	1,922,645
Accumulated depreciation
Balance, April 1, 2020	(8,645)	(1,041)	(4,111)	(239)	-	(14,036)
Depreciation expense	(99,151)	(19,614)	(39,291)	(10,856)	-	(168,912)
Foreign currency translation adjustment	807	318	502	303	-	1,930
Balance, December 31, 2020	(106,989)	(20,337)	(42,900)	(10,792)	-	(181,018)

Net book value as at
December 31, 2020	1,101,129	206,000	173,248	235,716	25,534	1,741,627
March 31, 2020	333,945	55,146	74,659	5,294	106,402	575,446

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FIELD TRIP HEALTH LTD. (FORMERLY NEWTON ENERGY CORPORATION)

Notes to the Condensed Interim Consolidated Financial Statements

For the three & nine months ended December 31, 2020 and periods ended December 31, 2019

On April 6, 2020, FTNP entered into a partnership with the University of West Indies (“UWI”) to provide advanced research and development on psilocybin producing mushrooms. FTNP agreed to lease property from UWI on which to construct a laboratory (the “Jamaica Facility”), contribute up to US$1,000,000 of initial capital for the Jamaica Facility and psilocybin research and a total of US$100,000 to fund student development initiatives at UWI over a 36-month period (see Note 27 – Commitments). In October 2020, construction of the Jamaica Facility was completed and $152,172 was transferred from construction in progress to leasehold improvements.

$341,168 relating to the completion of the construction of the New York Facility was transferred from construction in progress to leasehold improvements.

9. INTANGIBLE ASSETS

Intangible assets consist of the following:

	Software in Progress	Field Trip Health Website	Total
Cost	$	$	$
Balance, April 1, 2020	-	126,974	126,974
Additions	159,028	41,048	200,076
Balance, December 31, 2020	159,028	168,022	327,050
Accumulated amortization
Balance, April 1, 2020	-	(1,994)	(1,994)
Amortization expense	-	(30,525)	(30,525)
Balance, December 31, 2020	-	(32,519)	(32,519)
Net book value as at December 31, 2020	159,028	135,503	294,531
Net book value as at March 31, 2020	-	124,980	124,980

10. Right-of-Use Assets

The Group leases real property for its Toronto office, clinical locations in North America and Europe and its research facility in Jamaica. Right-of-use assets (“ROU”) consist of the following as at December 31, 2020:

Total
Cost	$
Balance, April 1, 2020	1,762,951
Additions	5,525,781
Foreign currency translation adjustment	(253,353)
Balance, December 31, 2020	7,035,379

Accumulated depreciation
Balance, April 1, 2020	(130,290)
Depreciation expense	(655,646)
Foreign currency translation adjustment	22,323
Balance, December 31, 2020	(763,613)
Net book value as at
December 31, 2020	6,271,766
March 31, 2020	1,632,661

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FIELD TRIP HEALTH LTD. (FORMERLY NEWTON ENERGY CORPORATION)

Notes to the Condensed Interim Consolidated Financial Statements

For the three & nine months ended December 31, 2020 and periods ended December 31, 2019

11. LEASE OBLIGATIONS

Lease obligations consist of the following as at December 31, 2020:

$
As at April 1, 2020	1,541,205
Additions during the period	5,382,787
Foreign currency translation adjustment	(2,863)
Payments during the period	(691,123)
Interest expense during the period	189,420
6,419,426
Less amounts due within one year	(900,361)
Long-term balance	5,519,065

The Group expenses payments for short-term leases and low-value leases as incurred. These payments for short-term leases and low-value leases were $150,827 for the 3 months ended December 31, 2020 (December 31, 2019 - $102,205) and $161,197 for the 9 months ended December 31, 2020 (December 31, 2019 - $162,036).

The Group’s future cash outflows may change due to variable lease payments, renewal options, termination options, residual value guarantees and leases not yet commenced to which the Group is committed that are not reflected in the lease obligations. The following is a maturity analysis for undiscounted lease payments that are reflected in the lease obligations as at December 31, 2020:

$
Less than 1 year	1,260,913
1 to 2 years	1,281,812
2 to 3 years	889,342
3 to 4 years	740,112
4 to 5 years	759,094
Beyond 5 years	3,219,765
8,151,038

See Note 27, Commitments for additional information on estimated additional rent payment obligations related to the Group’s leases on its clinical and office locations.

12. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at December 31, 2020	As at March 31, 2020
	$	$
Trade payables	1,127,330	270,235
Accrued liabilities	1,145,806	307,643
	2,273,136	577,878

Trade payables includes RTO acquisition costs of $573,435 which were settled in January (see Note 4 Reverse Takeover).

$227,678 of accrued liabilities relates to transactions costs incurred for the January 2021 Bought Deal Offering (see Note 32 Subsequent Events), $525,003 relates to amounts accrued for payroll liabilities and the remaining balance of $393,125 relates primarily to professional fees.

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FIELD TRIP HEALTH LTD. (FORMERLY NEWTON ENERGY CORPORATION)

Notes to the Condensed Interim Consolidated Financial Statements

For the three & nine months ended December 31, 2020 and periods ended December 31, 2019

13. LOAN PAYABLE

The Group applied for and received on September 17, 2020, the $40,000 Canada Emergency Business Account (“CEBA”), which is an interest-free loan to cover operating costs which was offered in the context of the COVID-19 pandemic outbreak. Repaying the balance of the loan on or before December 31, 2022 will result in a loan forgiveness of $10,000. On December 31, 2022, the Corporation has the option to extend for 3 years the loan and it will bear a 5% interest rate. To estimate the fair value at initial recognition, the debt component was estimated first at $21,319, considering the forgiveness and interest free aspects. A 15% effective rate was used which corresponds to a market rate that the Corporation would have obtained for a similar loan. The $18,681 residual value was attributed to government assistance that is presented as other income in the statement of loss and other comprehensive loss.

14. SHARE CAPITAL

Share Capital Authorized

The authorized share capital of the Group consists of the following:

Class A shares – unlimited

Class B shares – unlimited

Class C shares – unlimited

Share Capital Issued as at December 31, 2020

	Number of	Amount
Class of Shares	Shares Issued	$
A (i - v)	37,986,193	26,731,485
	37,986,193	26,731,485

Share Capital Issued as at March 31, 2020

	Number of	Amount
Class of Shares	Shares Issued	$
A	11,510,900	1,605,027
B	9,431,023	11,176,243
	20,941,923	12,781,270

(i)	On May 20, 2020, the Group issued 76,240 Class B shares as follows: 11,113 Class B shares at a price of $0.90 USD per share, yielding gross proceeds of $10,002 USD or $13,935 CAD. Real estate brokerage commissions of $63,853 were settled via the issuance of 50,911 Class B shares at a price of $0.90 USD or $1.2542 CAD per share. Share issuance costs of $17,829 were settled via the issuance of 14,216 Class B shares at a price of $0.90 USD or $1.2542 CAD per share.

(ii)	On August 11, 2020, directors of FTP exercised options to purchase 9,000,900 Class A Shares at a price of $0.00001 for gross proceeds of $90.

(iii)	On August 14, 2020, the Group completed brokered and non-brokered private placements of an aggregate of 5,516,724 Class A shares in the capital of Field Trip, at a price of $2.00 per share, for aggregate gross proceeds of $11,033,448. Canaccord Genuity Corp. and Stifel Nicolaus Canada Inc. jointly acted as lead agents in connection with the brokered portion of the Private Placement, for which they were paid a cash commission of $391,082, and were issued 55,167 Class A shares and 299,753 compensation warrants, with each warrant exercisable into one Class A share of Field Trip at a price of $2.00 per share until August 14, 2022. The Series B Financing is a Qualified Financing (as defined below); therefore, all of the Class B Series 1 Shares were automatically converted into Class A Shares upon closing of this transaction.

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FIELD TRIP HEALTH LTD. (FORMERLY NEWTON ENERGY CORPORATION)

Notes to the Condensed Interim Consolidated Financial Statements

For the three & nine months ended December 31, 2020 and periods ended December 31, 2019

(iv)	On September 21, 2020, Field Trip completed a follow-on non-brokered private placement of an aggregate of 816,932 Class A Field Trip Shares at a price of $2.00 per share for gross proceeds of $1,633,864.

(v)	The Company incurred share issuance costs of $707,263 relating to the August 14 and September 21, 2020 private placements.

(vi)	On September 25, 2020, 600,000 Class A Field Trip Shares were issued as payment of milestone shares under the Jamaican SPA.

(vii)	On October 1, 2020, 795,106 Class A Field Trip Shares were issued upon closing of the Transaction (see Note 4 - Reverse Takeover for details).

(viii)	During the current third fiscal quarter, 183,201 options were exercised for gross proceeds of $191,278.

Voting Rights

Each holder of Class A Shares is entitled to receive notice of and to attend all meetings of shareholders of the Corporation and at all such meetings shall be entitled to one (1) vote in respect of each such share held by such holder. The foregoing, however, shall not apply to separate meetings of the holders of other classes or series of shares in accordance with the Shareholders Agreement. On any matter presented to the shareholders of the Corporation for their action or consideration at any meeting of shareholders of the Corporation (or by written consent of shareholders in lieu of meeting), each holder of outstanding Class B Series Shares is entitled to cast the number of votes equal to the number of Class B Series Shares held by the holder. Except as provided by law or by the other provisions of the Articles, holders of Class B Series Shares shall vote together with the holders of Class A Shares as a single class.

Class B Shares Automatic Conversion

Upon the completion of a private placement of Class A Shares from treasury for gross proceeds of at least USD $2,500,000 in one or multiple closings (the “Qualified Financing”), then all of the Class B Series 1 Shares will automatically and concurrently be converted into Class A Shares (the “Automatic Conversion”) as follows:

(a)	If the price paid per Class A Share in the Qualified Financing is equal to or greater than USD $1.125, then each Class B Series 1 Share will convert into one Class A Share; or

(b)	If the price paid per Class A Share in the Qualified Financing is less than USD $1.125, then the Class B Series 1 Shares held by each holder will be converted into a number of Class A Shares determined by dividing the Subscription Amount by an amount equal to the product of the price paid per Class A Share in the Qualified Financing, multiplied by 0.80. For the purposes of this calculation, “Subscription Amount” means the number of Class B Series 1 Shares held by the holder multiplied by USD $ 0.90.

The brokered and non-brokered private placements completed on August 14 and September 21, 2020 met the definition of a Qualified Financing and all outstanding and issued Class B Series 1 Shares were converted into Class A Shares on a 1:1 basis upon closing.

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FIELD TRIP HEALTH LTD. (FORMERLY NEWTON ENERGY CORPORATION)

Notes to the Condensed Interim Consolidated Financial Statements

For the three & nine months ended December 31, 2020 and periods ended December 31, 2019

15. SHARE-BASED PAYMENTS

The Group has two share-based compensation plans: the “Stock Option Plan” and the “Long Term Incentive Option Plan”.

Long Term Incentive Option Plan

On April 2, 2019, the directors of the Group authorized option agreements with each of the five founding executives of the Group. Under the terms of the agreement, each option holder received 1,800,180 options to purchase Class A shares at an exercise price of $0.00001. The options vest over a period of four years and expire on the fifth anniversary of the grant date.

On August 11, 2020, the Group accelerated the vesting of all 9,000,900 outstanding long term incentive options which were immediately exercised.

Stock Option Plan

On August 1, 2019, the directors of the Group authorized the establishment of the “Stock Option Plan”. The maximum number of common shares that will be reserved for issuance under the Stock Option Plan shall be 15% of the issued and outstanding Common Shares from time to time, on a non-diluted basis. For the avoidance of doubt, Long Term Incentive Options are excluded from the Stock Option Plan maximum. Common Shares in respect of Options that have been exercised, cancelled, surrendered, or terminated or that expire without being exercised shall again be available for issuance under the Plan.

On October 6, 2020, in conjunction with the closing of the Transaction, Field Trip amended its Stock Option Plan. The maximum number of common shares reserved for issuance under the Stock Option Plan pursuant to options not intended as Incentive Stock Options (“ISOs”) shall be 15% of the issued and outstanding Common Shares from time to time, on a non-diluted basis, excluding Long Term Incentive Options. The maximum number of Common shares reserved for issuance under the Stock Option Plan pursuant to ISOs is 7,500,000.

As at December 31, 2020, the number of Common Shares available for issuance under the Stock Option Plan pursuant to options not intended as ISO’s was 5,697,928. The number of Common Shares available for issuance under the Stock Option Plan pursuant to ISOs was 6,716,000.

Under the Stock Option Plan, the Group may grant options to purchase common shares to officers, directors, employees or consultants of the Group or its affiliates. Options issued under the Stock Option Plan are granted for a term not exceeding ten years from the date of grant. All options issued to-date have a life of ten years or less. In general, options have vested either immediately upon grant or over a period of four to ten years or upon the achievement of certain performance-related measures or milestones.

The following is a schedule of the options outstanding as at:

		Range of Exercise Price	Weighted Average Exercise Price
	Options	$	$
Balance, April 1, 2020	11,377,706	0.00001-0.50	0.10
Stock Option Plan - Granted	1,886,874	0.5-4.09	1.77
Stock Option Plan - Forfeit	(100,000)	0.5	0.5
Stock Option Plan - Exercised	(9,184,101)	0.00001-2.00	0.02
Balance, December 31, 2020	3,980,479	0.50-2.00	1.05

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FIELD TRIP HEALTH LTD. (FORMERLY NEWTON ENERGY CORPORATION)

Notes to the Condensed Interim Consolidated Financial Statements

For the three & nine months ended December 31, 2020 and periods ended December 31, 2019

The fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model.

Options model inputs for options granted during the 9 months ended December 31, 2020 were as follows:

Options	Grant Date	Share Price	Exercise Price	Risk-free Interest Rate	Expected Life	Volatility Factor	Fair Value per Option
1,886,874	April 1, 2020-31-Dec-20	0.28 (i) - 4.09	0.5 - 4.09	0.7	10	75	0.19 - 3.55

(i)	On January 29, 2020, the Group issued 9,431,023 Class B shares at a price of $0.90 USD per share. The Group derived the valuation of the Class A shares on the issuance date based on the Class B issuance price on January 29, 2020, adjusted for share specific attributes resulting in an estimated fair value of Class A shares of $0.21 USD or $0.28 CAD.

(ii)	On August 7, 2020, the Group issued 670,000 options at an issue price of $0.50 per Field Trip Share.

(iii)	On September 2, 2020, the Group issued 410,000 options at an issue price of $2.00 per Field Trip Share.

(iv)	On September 30, 2020, the Group issued 164,000 options at an issue price of $2.00 per Field Trip Share.

(v)	On November 2, 2020, the Group issued 65,000 options at an issue price of $2.68 per Field Trip Share.

(vi)	On December 1, 2020, the Group issued 60,000 options at an issue price of $4.60 per Field Trip Share.

(vii)	On December 31, 2020, the Group issued 200,000 options at an issue price of $4.09 per Field Trip Share.

The following table summarizes the unvested outstanding and exercisable options held by directors, officers, employees and consultants as at December 31, 2020:

	Outstanding			Exercisable
Exercise Price Range	Options	Remaining Contractual Life	Weighted Average Exercise Price	Vested Options	Weighted Average Exercise Price
$	#	years	$		$
0.50 - 4.09	3,718,778	10	1.05	261,701	0.5

The following table summarizes the outstanding and exercisable options held by directors, officers, employees and consultants as at March 31, 2020:

	Outstanding			Exercisable
Exercise		Remaining	Weighted Average	Vested	Weighted Average
Price Range	Options	Contractual Life	Exercise Price	Options	Exercise Price
$	#	years	$	#	$
.00001 - 0.50	11,362,706	5 - 10	0.10	15,000	0.50

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FIELD TRIP HEALTH LTD. (FORMERLY NEWTON ENERGY CORPORATION)

Notes to the Condensed Interim Consolidated Financial Statements

For the three & nine months ended December 31, 2020 and periods ended December 31, 2019

Jamaica Facility Shares

Field Trip Psychedelics Inc. will issue 1,200,000 fully paid-up Common Shares to Darwin Inc. (the “Jamaica Facility Shares”); 600,000 upon commencement of research in the newly renovated research facility, 150,000 one year from the initial closing date (“Cliff”), and 450,000 on a prorated basis quarterly, commencing on the first calendar quarter following the Cliff and ending on the date that is 36 months following the Cliff. On September 25, 2020 Field Trip issued the first installment of the Jamaica Facility shares, being a total of 600,000 common shares at a deemed price per Field Trip Common Share of $2.00.

The fair value of the Jamaica Facility Shares is measured at the date of grant using the Black-Scholes pricing model.

Black-Scholes model inputs for the Jamaican Facility Shares for the 9 months ended December 31, 2020 were as follows:

Shares to be		Share	Risk-free	Expected	Volatility	Fair Value per
Issued	Grant Date	Price	Interest Rate	Life	Factor	Share
#		$	%	(years)%
1,200,000	June 3, 2020	2.00	0.62	4	75	2.00

Warrants

The following is a schedule of the warrants outstanding as at:

	Warrants	Range of Exercise Price	Weighted Average Exercise Price
	#	$	$
Balance, April 1, 2020	-	-	-
Issued – August 14, 2020	299,753	2.00	2.00
Balance, December 31, 2020	299,753	2.00	2.00

The weighted average life for warrants outstanding as at December 31, 2020 was 1.6 years.

Summary of Stock-based Compensation

	3 Months ended	3 Months ended	9 Months ended	9 Months ended
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
	$	$	$	$
Stock option compensation expense - Stock Option Plan	428,679	16,981	638,199	16,981
Stock option compensation expense - Long Term Incentive Options	-	71,408	241,524	202,892
Stock-based compensation expense – Jamaica Facility Shares	476,832	-	1,428,832	-
Stock-based compensation expense	905,511	88,389	2,308,555	219,873

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FIELD TRIP HEALTH LTD. (FORMERLY NEWTON ENERGY CORPORATION)

Notes to the Condensed Interim Consolidated Financial Statements

For the three & nine months ended December 31, 2020 and periods ended December 31, 2019

16. NET LOSS PER SHARE

For the three and nine months ended December 31, 2020 and periods ended December 31, 2019, basic loss per share and diluted loss per share were the same, as the Group recorded a net loss for both periods and the exercise of any potentially dilutive instruments would be anti-dilutive.

	3 months ended December 31, 2020	3 months ended December 31, 2019	9 months ended December 31, 2020	Period from April 2, 2019 (Date of Incorporation) to December 31, 2019
Loss attributable to common shares ($)	(8,275,669)	(1,055,666)	(15,167,017)	(1,737,084)
Dilutive effect on income	-	-	-	-
Weighted average number of shares outstanding – basic (#)	37,855,791	10,955,070	29,295,441	7,852,110
Weighted average number of shares outstanding – diluted (#)	37,855,791	10,955,070	29,295,441	7,852,110
Loss per common share, basic ($)	(0.22)	(0.10)	(0.52)	(0.22)
Loss per common share, diluted ($)	(0.22)	(0.10)	(0.52)	(0.22)

17. GENERAL AND ADMINISTRATION

	3 months ended December 31, 2020	3 months ended December 31, 2019	9 months ended December 31, 2020	Period from April 2, 2019 (Date of Incorporation) to December 31, 2019
	$	$	$	$
Personnel costs	1,157,124	240,286	2,864,298	319,052
External services	1,105,343	220,865	2,209,469	512,532
Share-based payments (Note 15)	232,957	88,390	684,002	219,873
Travel and entertainment	103,855	108,182	152,508	162,765
IT and technology	321,198	13,701	503,878	14,496
Office and general	68,683	12,180	111,069	19,217
Total general and administration	2,989,160	683,604	6,525,224	1,247,935

18. OCCUPANCY COSTS

	3 months ended December 31, 2020	3 months ended December 31, 2019	9 months ended December 31, 2020	Period from April 2, 2019 (Date of Incorporation) to December 31, 2019
	$	$	$	$
Operating rent expense	150,826	102,205	161,196	162,036
Taxes, maintenance, insurance	11,196	28,675	28,797	38,926
Minor furniture and fixtures	89,572	-	193,996	-
Utilities and services	36,858	18,500	80,123	21,890
Total occupancy costs	288,452	149,380	464,112	222,852

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FIELD TRIP HEALTH LTD. (FORMERLY NEWTON ENERGY CORPORATION)

Notes to the Condensed Interim Consolidated Financial Statements

For the three & nine months ended December 31, 2020 and periods ended December 31, 2019

19. SALES AND MARKETING

	3 months ended December 31, 2020	3 months ended December 31, 2019	9 months ended December 31, 2020	Period from April 2, 2019 (Date of Incorporation) to December 31, 2019
	$	$	$	$
Brand and public relations	185,968	90,835	386,688	127,617
Conference fees	14,007	5,556	46,058	12,356
Personnel costs	140,964	-	226,128	-
External marketing services	193,909	-	296,281	-
Total sales and marketing	534,848	96,391	955,155	139,973

20. RESEARCH AND DEVELOPMENT

	3 months ended December 31, 2020	3 months ended December 31, 2019	9 months ended December 31, 2020	Period from April 2, 2019 (Date of Incorporation) to December 31, 2019
	$	$	$	$
External services	655,420	-	1,715,064	-
Personnel costs	287,073	79,749	581,859	79,749
Supplies and services	122,251	1,364	248,812	1,364
Total research and development	1,064,744	81,113	2,545,735	81,113

The expenditures above relate to research and development activities which do not qualify for capitalization based on the Group’s accounting policies for capitalization of development costs. They have therefore been recognised as an expense during the 3 and 9 months ended December 31, 2020.

21. DEPRECIATION AND AMORTIZATION

	3 months ended December 31, 2020	3 months ended December 31, 2019	9 months ended December 31, 2020	Period from April 2, 2019 (Date of Incorporation) to December 31, 2019
	$	$	$	$
Depreciation and Amortization - Leasehold Improvements	45,616	-	99,151	-
Depreciation and Amortization - Furniture & Fixtures	11,036	-	19,614	-
Depreciation and Amortization - Computer Equipment & Software	17,407	540	39,291	573
Depreciation and Amortization - Medical Lab and Equipment	9,888	-	10,856	-
Depreciation and Amortization - Right of use asset	281,210	18,699	655,647	18,699
Depreciation and Amortization - Intangible assets	10,588	-	30,524	-
Total depreciation and amortization	375,745	19,239	855,083	19,272

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FIELD TRIP HEALTH LTD. (FORMERLY NEWTON ENERGY CORPORATION)

Notes to the Condensed Interim Consolidated Financial Statements

For the three & nine months ended December 31, 2020 and periods ended December 31, 2019

22. PATIENT SERVICES EXPENSE

	3 months ended December 30, 2020	3 months ended December 30, 2019	9 months ended December 30, 2020	Period from April 2, 2019 (Date of Incorporation) to December 30, 2019
	$	$	$	$
Personnel costs	645,091	-	898,214	-
Supplies and services	20,334	-	54,648	-
Payment provider fees	3,486	-	5,138	-
Total patient services expense	668,911	-	958,000	-

Patient services expense is comprised of direct costs incurred by the clinics to generate patient services revenue.

23. FINANCE EXPENSE

	3 months ended December 30, 2020	3 months ended December 30, 2019	9 months ended December 30, 2020	Period from April 2, 2019 (Date of Incorporation) to December 30, 2019
	$	$	$	$
Interest expense on leases	(91,358)	(3,557)	(189,420)	(3,557)
Interest income on shareholders’ loan	637	-	1,886	-
Interest income on refundable lease deposit	2,805	-	6,367	-
Interest expense on loan	(815)	-	(948)	-
Interest income on bank balances	4,043	10	4,070	10
Total finance expense	(84,688)	(3,547)	(178,045)	(3,547)

24. OTHER INCOME (EXPENSE)

				Period from April 2,
				2019 (Date of
	3 months ended	3 months ended	9 months ended	Incorporation) to
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
	$	$	$	$
Unrealized foreign exchange gain	754	661	82	661
Realized foreign exchange loss	(454,475)	(23,053)	(1,045,486)	(23,053)
Government assistance - wage subsidy	(620)	-	17,381	-
Government assistance - CEBA loan	-	-	18,681	-
Government assistance - IAP funding	-	-	20,328	-
Total other income (expense)	(454,341)	(22,392)	(989,014)	(22,392)

We also applied for, and received, governmental assistance related to the COVID-19 pandemic:

(i)	The Canada Emergency Business Account (CEBA) program provides an interest-free loan of $40,000, of which and if required conditions are met, only 75% or $ 30,000 of the loan amount is repayable by December 31, 2022. Government assistance is comprised of the fair value of the loan amount forgiven using an 15% effective interest rate (see Note 13 Loan Payable of our unaudited condensed interim consolidated financial statements for the 3 and 9 months ended December 31, 2020 and periods ended December 31, 2019).

(ii)	The 10%Temporary Wage Subsidy for Employers (TWS) program provides a subsidy of 10% of wages from March 18, to June 19, 2020 up to $1,375 for each eligible employee. The maximum total is $25,000 for each eligible employer. For the 3 and 9 months ended December 31, 2020 the Company received wage subsidies of $0 and $18,000 respectively.

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FIELD TRIP HEALTH LTD. (FORMERLY NEWTON ENERGY CORPORATION)

Notes to the Condensed Interim Consolidated Financial Statements

For the three & nine months ended December 31, 2020 and periods ended December 31, 2019

(iii)	The Innovation Assistance Program (IAP) provides assistance to early stage, small to medium-sized enterprises unable to access COVID-19 support. The Company received $20,328 to cover salary expenses for the period from April 1 to June 24, 2020.

25.  NON-CONTROLLING INTEREST

The following table summarizes the information relating to the Group’s subsidiary Field Trip Natural Products Limited before intercompany eliminations:

	As at	As at
	December 31, 2020	March 31, 2020
	$	$
Current assets	-	30,300
Non-current assets	-	5,294
Current liabilities	-	(48,941)
Non-current liabilities	-	(28,374)
Total equity	-	(41,721)
Non-controlling interest (%) (i)	0%	20%
Equity attributable to Field Trip	-	(33,377)
Equity attributable to NCI	-	(8,344)

(i)	See Note 2 Basis of Presentation for changes to the ownership structure of the Group’s subsidiary Field Trip Natural Products during the 9 months ended December 31, 2020.

26. CHANGE IN NON-CASH WORKING CAPITAL

	9 months ended December 30, 2020	Period from April 2, 2019 (Date of Incorporation) to December 30, 2019
	$	$
Accounts receivable	(382,124)	(79,952)
Other current assets	(679,513)	(93,361)
Accounts payable and accrued liabilities	1,695,258	230,215
Deferred revenue	(2,000)	-
Net changes in non-working capital	631,621	56,902

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FIELD TRIP HEALTH LTD. (FORMERLY NEWTON ENERGY CORPORATION)

Notes to the Condensed Interim Consolidated Financial Statements

For the three & nine months ended December 31, 2020 and periods ended December 31, 2019

27. COMMITMENTS

Lease obligations

The Group leases real property for its clinical and office locations in Canada. The Group is committed for estimated additional variable (non-lease) rent payment obligations as follows:

	Expiry	Additional Rent Payments	1 year	2-3 years	4-5 years	More than 5 years
		$	$	$	$	$
Toronto corporate office and clinic	October 31, 2023	260,237	111,530	148,707	-	-
Chicago Clinic	September 30, 2031	506,633	47,129	94,257	94,257	270,990
Amsterdam Clinic	October 31, 2026	392,087	67,215	134,430	134,430	56,012
Santa Monica clinic	June 30, 2030	598,613	63,012	126,024	126,024	283,553
		1,757,569	288,885	503,417	354,711	610,556

These additional (non-lease) rent payments are variable, and therefore have not been included in the right-of-use asset or lease obligations.

Jamaica Facility

	Expiry	Total	1 year	2-3 years	4-5 years	More than 5 years
		$	$	$	$	$
Jamaica Facility	April 6, 2023	880,492	673,135	163,925	43,433	-

In connection with its partnership with UWI, FTNP agreed to lease property from UWI, contribute up to US$1,000,000 of initial capital for the Jamaica Facility and psilocybin research, and a total of US$100,000 to fund student development initiatives at UWI over a 36-month period. To-date, we have incurred $152,172 in capital costs related to the Jamaica Facility which were transferred from construction-in-progress to leasehold improvements upon the completion of construction (see Note 8 – Property Plant and Equipment).

28. SEGMENT REPORTING

Information reported to the Chief Operating Decision Maker (“CODM”) for the purpose of resource allocation and assessment of segment performance focuses on the nature of the operations. The Group operates in three segments:

•	Clinical Operations which encompasses the Group’s psychedelic assisted psychotherapy clinics across North America.

•	Research which consists of the research of fungi at the Group’s facility in Jamaica and research focused employees of Field Trip Psychedelics, and

•	Corporate which encompasses the operations of Field Trip headquarters.

Factors considered in determining the operating segments include the Group’s business activities, the management structure directly accountable to the CODM, availability of discrete financial information and strategic priorities within the organizational structure.

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FIELD TRIP HEALTH LTD. (FORMERLY NEWTON ENERGY CORPORATION)

Notes to the Condensed Interim Consolidated Financial Statements

For the three & nine months ended December 31, 2020 and periods ended December 31, 2019

Segment Information	Clinical Operations	Research	Corporate	Total
	$	$	$	$
3 months ended December 31, 2020
Net revenue	316,329	-	-	316,329
Net loss	(2,203,060)	(138,577)	(5,934,032)	(8,275,669)
Property, plant, and equipment	1,233,737	422,483	85,407	1,741,627
Intangible assets	294,531	-	-	294,531
3 months ended December 31, 2019
Net revenue	-	-	-	-
Net loss	(275,145)	(20)	(780,501)	(1,055,666)
9 months ended December 31, 2020
Net revenue	434,460	-	-	434,460
Net loss	(4,289,624)	(224,036)	(10,653,357)	(15,167,017)
Property, plant, and equipment	1,233,737	422,483	85,407	1,741,627
Intangible assets	294,531	-	-	294,531
Period from April 2, 2019 (Date of Incorporation) to December 31, 2019
Net revenue	-	-	-	-
Net loss	(332,473)	(20)	(1,404,591)	(1,737,084)

	Canada	United States	Jamaica	Total
Geographic Information	$	$	$	$
3 months ended December 31, 2020
Net revenue	150,473	165,856	-	316,329
Net loss	(6,194,370)	(1,942,722)	(138,577)	(8,275,669)
Property, plant, and equipment	402,150	916,994	422,483	1,741,627
Intangible assets	294,531	-	-	294,531
3 months ended December 31, 2019
Net revenue	-	-	-	-
Net loss	(780,501)	(275,145)	(20)	(1,055,666)
9 months ended December 31, 2020
Net revenue	252,321	182,139	-	434,460
Net loss	(11,235,364)	(3,707,617)	(224,036)	(15,167,017)
Property, plant, and equipment	402,150	916,994	422,483	1,741,627
Intangible assets	294,531	-	-	294,531
Period from April 2, 2019 (Date of Incorporation) to December 31, 2019
Net revenue	-	-	-	-
Net loss	(1,404,591)	(332,473)	(20)	(1,737,084)

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FIELD TRIP HEALTH LTD. (FORMERLY NEWTON ENERGY CORPORATION)

Notes to the Condensed Interim Consolidated Financial Statements

For the three & nine months ended December 31, 2020 and periods ended December 31, 2019

29. FINANCIAL INSTRUMENTS

Classification of Financial Instruments

Financial assets and financial liabilities are measured on an ongoing basis at fair value or amortized cost. The classification of the financial instruments, as well as their carrying values, are shown in the table below:

	As at December 31, 2020	As at March 31, 2020
		$
Financial assets at fair value through profit and loss
Cash (Level 1)	9,828,870	9,590,758
Restricted cash (Level 1)	150,449	(100,000)
Financial assets at amortized cost
Accounts receivable	585,236	203,112
Shareholders’ loan receivable	49,876	47,991
Total financial assets	10,614,431	9,741,861
Financial liabilities at amortized cost
Accounts payable and accrued liabilities	2,273,136	577,878
CEBA loan	22,266	-
Total financial liabilities	2,295,402	577,878

Fair Value

IFRS 13 - Fair Value Measurements requires disclosure of a three-level hierarchy that reflects the significance of the inputs used in making fair value measurements. All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 - Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets

Level 2 - Observable inputs other than quoted prices in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data

Level 3 - Significant unobservable inputs that are supported by little or no market activity

Cash, restricted cash, accounts receivable, and accounts payable and accrued liabilities are all short-term in nature and, as such, their carrying values approximate fair values.

Credit Risk

The Group, in the normal course of business, is exposed to credit risk from its customers. Credit risk is the risk of an unexpected loss if a counterparty to a financial instrument fails to meet its contractual obligations. The Group is exposed to credit risk on its cash and accounts receivable. The Group’s objective with regard to credit risk in its operating activities is to reduce its exposure to losses. As the Group does not utilize credit derivatives or similar instruments, the maximum exposure to credit risk is the full amount of the carrying value of its cash and accounts receivable.

The Group’s cash is held with four financial institutions in various bank accounts. These financial institutions are major banks in Canada, the United States, and Jamaica which the Group believes lessens the degree of credit risk.

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FIELD TRIP HEALTH LTD. (FORMERLY NEWTON ENERGY CORPORATION)

Notes to the Condensed Interim Consolidated Financial Statements

For the three & nine months ended December 31, 2020 and periods ended December 31, 2019

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. As at December 31, 2020, the Company had $9,828,870 of cash and cash equivalents.

The Company is obligated to pay accounts payable and accrued liabilities with total carrying amounts and contractual cash flows amounting to $2,273,136 due in the next 12 months. The carrying values of cash, trade receivable, accounts payable and accrued liabilities approximate their fair values due to their short term to maturity.

Interest Rate Risk

Financial instruments that potentially subject the Group to cash flow interest rate risk are those assets and liabilities with a variable interest rate. Currently, the Group has no assets or liabilities with a variable interest rate. Financial assets and financial liabilities that bear interest at fixed rates are subject to fair value interest rate risk. The Group’s lease obligations are at fixed rates of interest.

Currency Risk

The Group is exposed to currency risk related to the fluctuation of foreign exchange rates and the degree of volatility of those rates. Currency risk is limited to the portion of the Group’s business transactions denominated in currencies other than the Canadian dollar, which are primarily expenses in United States dollars. As at December 31, 2020, the Group held USD dollar denominated cash of $1,688,952 USD and had USD dollar denominated accounts payable and accrued liabilities in the amounts of $136,956 USD. Therefore, a 1% change in the foreign exchange rate would have a net impact as at December 31, 2020 of $19,760. USD dollar expenses for the December 31, 2020 were $3,777,513 USD. Varying the foreign exchange rate for the period ended December 31, 2020 to reflect a 1% strengthening of the U.S. dollar would have increased the net loss by approximately $50,641 assuming that all other variables remained constant.

30. RELATED PARTY TRANSACTIONS

The Group’s related parties include certain investors and shareholders, key management personnel, and entities owned by key management personnel.

Shareholders

Field Trip entered into shareholder loan agreements with two of its advisors for a total of $60,000 in July 2019. The notes are non-interest bearing (i.e., not on commercial terms) and are due on demand or five years from the date of note issuance. These loans are expected to be repaid in full at maturity. The Group measured the loans at fair value at initial recognition using an appropriate market interest rate. The below-market element of the loans was determined at initial recognition as the difference between the loan principal amount and fair value. This difference was recognized in equity as distribution to these shareholders. Total distribution arising from the initial fair value measurement of shareholders’ loan was $13,596. The fair values at initial recognition were accounted for as amortized cost financial assets in accordance with IFRS 9. The amortized cost of the loans as at December 31, 2020 was $49,876 (see Note 7) and total interest income accrued at market rate in profit or loss for the 3 months then ended was $633 (see Note 23).

Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, including directors. Key management at December 31, 2020 includes ten directors and executive officers of the corporation. Key management personnel compensation for the 3 and 9 months ended December 31, 2020 was comprised of:

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FIELD TRIP HEALTH LTD. (FORMERLY NEWTON ENERGY CORPORATION)

Notes to the Condensed Interim Consolidated Financial Statements

For the three & nine months ended December 31, 2020 and periods ended December 31, 2019

	3 months ended December 30, 2020	3 months ended December 30, 2019	9 months ended December 30, 2020	Period from April 2, 2019 (Date of Incorporation) to December 30, 2019
	$	$	$	$
Salaries	256,661	20,833	627,895	20,833
Share-based compensation	26,412	71,408	294,501	202,892
	283,073	92,241	922,396	223,725

Directors and officers of the Group control 52% or 19,643,465 of the outstanding voting shares of the Group.

31. CONTINGENCIES

Litigation

During the prior year, the Group terminated a lease contract with a lessor due to circumstances which it believes constituted a breach of contract by the lessor. Should the Group become involved in litigation due to the termination of this contract, the Group believes it has prepared valid legal defenses and that no material exposure exists on the eventual settlement of such litigation. This lease was treated as a short-term lease under IFRS 16 and all payments including security deposit paid were fully expensed during the period ended March 31, 2020.

32. SUBSEQUENT EVENTS

Bought Deal

On December 9, 2020, Field Trip entered into an agreement with Stifel GMP, as lead underwriter and sole bookrunner with Canaccord Genuity Corp., Bloom Burton Securities Inc. and Eight Capital forming the syndicate of underwriters (collectively, the “Underwriters”), pursuant to which the Underwriters agreed to purchase, on a “bought deal” basis 3,333,333 units (the “Units”) of the Company at a price of $4.50 per Unit (the “Issue Price”), for aggregate gross proceeds of $14,999,999 (the “BD Offering”). Each Unit is comprised of one Common Share and one-half of one Warrant. Each Warrant is exercisable to acquire one Common Share until July 5, 2022 at an exercise price of $5.60 per Common Share, subject to customary adjustments. In the event that the volume weighted average trading price of the Common Shares for ten (10) consecutive trading days exceeds $9.00, the Company shall have the right to accelerate the expiry date of the Warrants upon not less than fifteen (15) trading days’ notice.

The Company granted the Underwriters an option (the “Over-Allotment Option”), exercisable in whole or in part at any time on or up to 30 days after the closing of the Offering, to purchase, up to an additional number of Units equal to 15% of the number of Units sold pursuant to the BD Offering at the Issue Price.

On January 5, 2021, the Company closed the BD Offering and issued 4,448,200 Units (including the full exercise of the Over-Allotment Option). In consideration of the services rendered by the Underwriters in connection with the BD Offering, the Company paid to the Underwriters a cash commission equal to $763,046 and issued to the Underwriters 169,565 compensation warrants (the “Compensation Warrants”). Each Compensation Warrant is exercisable to acquire one Common Share at an exercise price of $4.50 per Compensation Share until January 5, 2023. The Warrants commenced trading on the CSE under the symbol “FTRP.WT on January 5, 2021.

In connection with the BD Offering, the short form prospectus qualified the distribution of 8,170 Common Shares and 49,016 additional FTP Compensation Warrants, for services rendered by the agents in connection with the FTP Offering.

The Company plans to use the net proceeds from the offering for working capital and general corporate requirements.

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FIELD TRIP HEALTH LTD. (FORMERLY NEWTON ENERGY CORPORATION)

Notes to the Condensed Interim Consolidated Financial Statements

For the three & nine months ended December 31, 2020 and periods ended December 31, 2019

Option Grants

On January 29, 2021, the Group issued 229,997 options at an issue price of $5.01 per Field Trip Share.

Clinic Openings

San Diego

On February 4, 2021, the Group executed a lease agreement to build its San Diego clinic, commencing on July 1, 2021 and ending 127 months from the first day of the first full month of the term. Total commitments under the lease are approximately $2,001,264.

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